SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 Amendment No. 1

BOWL AMERICA INCORPORATED
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
102565108
(CUSIP Number)

July 3, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)
☒            Rule 13d-1(c)
☐            Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.102565108	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nancy Hull
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22,380
	6	SHARED VOTING POWER 395,370
	7	SOLE DISPOSITIVE POWER 22,380
	8	SHARED DISPOSITIVE POWER 395,370
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 417,750
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP No.102565108	Page 3 of 6 Pages

Item 1(a).             Name of Issuer:

Bowl America Incorporated

Item 1(b).             Address of Issuer’s Principal Executive Offices:

6446 Edsall Road
Alexandria, VA 22312

Item 2(a).             Name of Person Filing:

Nancy Hull

Item 2(b).             Address of Principal Business Office or, if none, Residence:

18315 Leedstown Way
Olney, MD 20832

Item 2(c).             Citizenship:

USA

Item 2(d).             Title of Class or Securities:

Class A Common Stock

Item 2(e).             CUSIP Number:

102565108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Inapplicable

CUSIP No.102565108	Page 4 of 6 Pages

Item 4.                          Ownership.

(a)            Amount Beneficially Owned:

417,750

(b)            Percent of Class:

8.1%

(c)            Number of shares as to which such person has:

(i)            sole power to vote or to direct the vote:

22,380

(ii)            shared power to vote or to direct the vote:

395,370

(iii)            sole power to dispose or to direct the disposition of:

22,380

(iv)            shared power to dispose or to direct the disposition of:

395,370

At September 16, 2016, the issuer had a total of 3,746,454 shares of Class A Common Stock (which class is registered under Section 12(b) of the Securities Exchange Act of 1934) and 1,414,517 shares of Class B Common Stock (which class is not publicly held) outstanding.  Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.  The following table sets forth information relating to the beneficial ownership of Class A Common Stock by the reporting person:

CUSIP No.102565108	Page 5 of 6 Pages

(a) Number of Shares of Class A Common Stock Owned	(b) Number of Shares of Class B Common Stock Owned	(c) Number of Shares of Class A Common Stock Beneficially Owned	(d) Assumed Number of Outstanding Shares of Class A Common Stock	Column (c) as a Percent of Column (d)
209,097(1)	208,653(1)	417,750	5,160,971	8.1%

(1)Includes 395,370 shares each of Class A and Class B Common Stock owned by Ms. Hull as trustee.

Item 5.                         Ownership of Five Percent or Less of a Class.

Inapplicable

Item 6.                         Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Inapplicable

Item 8.                          Identification and Classification of Members of the Group.

Inapplicable

Item 9.                          Notice of Dissolution of Group.

Inapplicable

Item 10.                      Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

CUSIP No.102565108	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 3, 2016
Date

By:            /s/ Nancy Hull
Nancy Hull